FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

08019184

SUPPL

"Response to ASX Query re Share Price"

Released: 24 November 2006

Pages: 5
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

dlw 12/14

FOSTER'S
GROUP

24 November 2006

Mr Dion Silvy
Adviser, Issuers (Adelaide)
Australian Stock Exchange Limited
Level 1
89 King William Street
Adelaide SA 5000

Via Facsimile: (08) 8216 5099

Dear Mr Silvy,

Re: Price Query

Thank you for your letter of 23 November 2006.

In response to the questions you have asked, we advise as follows (using your question numbers):

(1) The Company is not aware of any unannounced information concerning it that explains the recent trading in the Company's securities.
(2) Not applicable.
(3) Aside from information already publicly released, the Company is not aware of any other explanation that may explain yesterday's price change and trading activity in its securities.
(4) I confirm that the Company is in compliance with the Listing Rules, and, in particular, Listing Rule 3.1 .

Yours faithfully,

Martin Hudson
Chief Legal Officer and Company Secretary

ASX
AUSTRALIAN STOCK EXCHANGE

23 November 2006

Australian Stock Exchange Limited
ABN 98 008 624 691
Level 1
89 King William Street
Adelaide SA 5000

GPO Box 547
Adelaide SA 5001

Telephone 61 (08) 8216 5034
Facsimile 61 (08) 8216 5099
Internet http://www.asx.com.au

Robert Dudfield
Assistant Company Secretary
Foster's Group Limited
GPO Box 753F
Melbourne VIC 3001

By: Facsimile: (03) 9645 7226

Dear Robert

Foster's Group Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from a close of $6.53 on 22 November 2006 to a high of $6.97 today.

In light of the price change, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me on facsimile number (08) 8216 5099. It should <u>not</u> be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie before 9.30 a.m. (E.S.T) on Friday 24 November 2006.

The response must be in a form suitable for release to the market. If you have any concern about release of a response, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in the rule.

In responding to this letter you should consult listing rule 3.1 and the guidance note titled "Continuous disclosure: listing rule 3.1".

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and the guidance note titled "Trading halts" we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Dion Silvy
Adviser, Issuers (Adelaide)

Direct Line: (08) 8216 5034